Contact

www.linkedin.com/in/paul-miller-8b78a63 (LinkedIn)
www.techexeccorp.com (Company)

Top Skills

Relationship Building
Communication
Organizational Leadership

Paul Miller

President
Washington DC-Baltimore Area

Summary

A senior executive, with both entrepreneurial and large organization successes. A leader with extensive operational and business development experience in wide range of industries, including: aerospace, telecom, consumer products and media. A hands-on general manager, able to drive organic growth, performance and shareholder value, with extensive expertise in mergers and acquisitions.

Specialties: Leadership, Problem Solving, Quantitative Analysis, Mergers, Acquisitions & Divestitures

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Experience

Emission Free Generators, Inc.
Chairman
September 2023 - Present (9 months)
San Diego Metropolitan Area

Adams Arms
Chairman
March 2017 - Present (7 years 3 months)
Brooksville, Florida, United States

Premier provider gas-piston operated AR-15 style firearms

TechExec, Inc.
President
May 2014 - Present (10 years 1 month)

Management Consulting Services: Strategic Planning, Interim Executive, Business Plans, M&A Support

YP
2 years 1 month

Sr. Advisor
January 2014 - May 2014 (5 months)

Chief Operating Officer

May 2012 - January 2014 (1 year 9 months)

Tucker, GA

Reponsible for the people, processes and platforms to carry out Print Operations, Digital Operations, Real Estate, Procurement and Business Process Engineering functions for the leader in local search, media and advertising.

TechExec, Inc.

President

November 2002 - May 2012 (9 years 7 months)

Management Consulting firm providing interim executive leadership as well as critical startegic business planning support and business evaluations.
- Interim CEO, Alpha Media Group
- Capture Manager, BringCom
- M&A executive, SkyOnline
- Strategic Business Planning, Due Diligence

Alpha Media Group, Inc.

CEO

October 2009 - April 2010 (7 months)

Led Alpha Media Group (Maxim Magazine) post-restructuring. Developed Digital Strategy, stabilized operations, improved sales efficiency and reduced production costs.

Freedom Group

Chairman

2006 - 2009 (3 years)

World's largest commercial firearms and ammunition company (Revenues > $850MM and EBITDA >$100MM). Grew financial performance through both organic (improved sales function & implementing lean manufacturing) and non-organic (acquired four companies over 18 months) means.

Velocita Wireless

COO

November 2004 - December 2005 (1 year 2 months)

Nationwide digital wireless network service provider. The company was a carve-out from Cingular Wireless and was later sold to Sprint/Nextel. Managed all operations of $150MM Revenue and $15MM in EBITDA business.

SkyOnline
COO
September 1999 - September 2002 (3 years 1 month)

SkyOnline provides satellite, wireless and terrestrial communications in Latin America

LMGT
VP
March 1998 - September 1999 (1 year 7 months)

VP, Operations and COO of Lockheed Martin Intersputnik (a joint venture company) providing satelite communications services

Lockheed Missiles and Space
INTELSAT VIII, Director
1996 - 1998 (2 years)

Responsible for all aspects of a $500MM, 6 satellite, commercial program. Managed the program through the closure of the East Windsor, NJ facility, launching the last 4 satellites in less than one year.

GE/ Martin Marietta Astro Space
TIROS, Program Director
1992 - 1995 (3 years)

Responsible for all aspects of $350MM, 5 satellite program for NASA & NOAA. Managed both Cost-Plus and Fixed-Price contracts.

GE Astro Space
Systems Engineering Mgr/Deputy Program Manager
1988 - 1991 (3 years)

A series of leadership roles on the EOS-AM1 (Terra) program for NASA

RCA
Principle Member of the Technical Staff
1982 - 1988 (6 years)

Education

Penn State University
Bachelor of Science (BS), Electrical Engineering · (1976 - 1980)